

	UNIT	10027718	OMB APPROVAL

SECURITIES AND EX_____
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response.......12.00	

SEC FILE NUMBER
8- 12716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN, LISLE/CUMMINGS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE TURKS HEAD PLACE - SUITE 800
          (No. and Street)

PROVIDENCE   RI   02903
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 DAVID A. IZZI   (401) 421-8900
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, FRECHETTE, MCCRORY, MICHAEL & CO.
           (Name – *if individual, state last, first, middle name*)

40 WESTMINSTER ST - SUITE 600   PROVIDENCE   RI   02903
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   **unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, ___DAVID A. IZZI_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BROWN, LISLE/CUMMINGS, INC._____ , as of ___DECEMBER 31_____ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT & TREASURER

_____
Title

_____
Notary Public

My Commission expires 11/6/2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS		2009		2008*
Cash	$	155,672	$	326,159
Receivables from clearing organizations		108,144		93,877
Prepaid expenses		26,867		26,430
Furniture and office equipment, at cost, less accumulated depreciation 2009 $177,267; 2008 $166,835		29,087		31,507
Escrow deposit		50,000		50,000
	$	369,770	$	527,973

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued pension contributions	$	-	$	247,400
Accrued payroll withholdings and taxes		55,290		39,913
Accrued expenses		14,480		18,660
		69,770		305,973

STOCKHOLDERS' EQUITY				
Common stock, no par value, authorized 400 shares; issued 257 shares		257,000		257,000
Retained earnings		100,000		-
		357,000		257,000
Less cost of treasury stock, 57 shares and 35 shares, respectively		(57,000)		(35,000)
		300,000		222,000
	$	369,770	$	527,973

*Reclassified for comparative purposes

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 1,902,681	$ 2,201,194
Gain on firm securities trading accounts	40,162	57,364
Sale of investment company shares	349,402	385,527
Fees for account supervision, investment advisory and administrative services	68,148	73,321
Other revenue	6,369	17,505
	2,366,762	2,734,911
EXPENSES		
Stockholder officers' compensation and benefits	1,024,310	1,322,821
Employee compensation and benefits	678,432	761,707
Commissions paid to other broker/dealers	230,488	259,502
Regulatory fees and expenses	43,709	60,397
Other operating expenses	289,823	330,484
	2,266,762	2,734,911
NET INCOME	$ 100,000	$ -

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Capital Stock Common	Treasury Stock	Retained Earnings	Total
Balances at January 1, 2008	$ 257,000	$ (35,000)	$ -	$ 222,000
Stock redeemed	-	(37,000)	-	(37,000)
Stock issued	-	37,000	-	37,000
Balances at December 31, 2008	$ 257,000	$ (35,000)	$ -	$ 222,000
Balances at January 1, 2009	$ 257,000	$ (35,000)	$ -	$ 222,000
Stock redeemed	-	(37,000)	-	(37,000)
Stock issued	-	15,000	-	15,000
Net income	-	-	100,000	100,000
Balances at December 31, 2009	$ 257,000	$ (57,000)	$ 100,000	$ 300,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 100,000	$ -
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	11,332	13,643
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(14,267)	(8,803)
Prepaid expenses	(437)	3,514
Increase (decrease) in:		
Accrued pension contributions	(247,400)	(26,815)
Accrued payroll withholdings and taxes	15,377	(19,355)
Accrued expenses	(4,180)	(4,600)
Net cash used in operating activities	(139,575)	(42,416)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	(8,912)	(1,653)
Net cash used in investing activity	(8,912)	(1,653)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock, 37 shares	(37,000)	-
Proceeds from issuances of common stock, 15 shares	15,000	-
Net cash used in financing activities	(22,000)	-
Net decrease in cash	(170,487)	(44,069)
CASH		
Beginning	326,159	370,228
Ending	$ 155,672	$ 326,159

*Reclassified for comparative purposes

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company, located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense and accumulated depreciation for the year ended December 31, 2009 are $11,332 and $177,267 respectively, and for the year ended December 31, 2008, $13,643 and $166,835, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership. During the years ended December 31, 2009 and 2008, the Company treated the distribution of $430,567 and $479,194 from profits as salaries to its stockholders, respectively.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2009 and 2008 were $8,307 and $8,380, respectively.

Reclassification: Certain reclassifications have been made to the 2008 financial statements to conform to current year presentation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has in effect a simplified employee pension plan covering substantially all employees who have been employed for more than one year. Contributions to the plan are at the discretion of the stockholders. Contributions to the plan for the years ended December 31, 2009 and 2008 were $0 and $247,400, respectively.

Note 3. OPERATING LEASES

The Company leases certain office space under a noncancelable agreement which expires in 2014 and requires minimum annual rentals. Rental expense for the years ended December 31, 2009 and 2008 was $93,118 and $104,108, respectively.

The total minimum rental commitment as of December 31, 2009 is due in future years as follows:

Years ending December 31		
2010	$	107,363
2011		112,989
2012		118,380
2013		121,193
2014		123,772
	$	583,697

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of approximately $243,937 and $100,000, respectively. At December 31, 2008, the Company had net capital and net capital requirements of $163,977 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2009 and 2008 were .29 to 1 and 1.87 to 1, respectively.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2009 and 2008.

Note 6. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2009 and 2008, respectively.

During 2009 and 2008, revenues generated from NFS were approximately 98% of total revenues. At December 31, 2009 and 2008 amounts due from NFS in accounts receivable totaled $108,144 and $93,877, respectively.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2009 did not exceed insurance limits.

Note 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 5, 2010, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 5, 2010

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AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$ -	$ 247,400
Accrued payroll withholdings and taxes	55,290	39,913
Accrued expenses	14,480	18,660
Total aggregate indebtedness	$ 69,770	$ 305,973
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 300,000	$ 222,000
Deductions:		
Furniture and equipment	29,087	31,507
Prepaid expenses	26,867	26,430
Cash	109	86
Net capital	243,937	163,977
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 143,937	$ 63,977
Ratio of aggregate indebtedness to net capital	.29 to 1	1.87 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2009 and 2008

SEGREGATION REQUIREMENTS   N/A

FUNDS ON DEPOSIT IN SEGREGATION   N/A

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. as of December 31, 2009 and 2008 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor Frechette McCrory, Michael & Co.

Providence, Rhode Island
February 5, 2010

-1-

BROWN LISLE/CUMMINGS, INC.

INDEPENDENT AUDITORS'

REPORT ON THE

INTERNAL CONTROL STRUCTURE



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Brown, Lisle/Cummings, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brown, Lisle/Cummings, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Brown, Lisle/Cummings does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, Suite 600   Providence, RI 02903   P: 401.621.6200   F: 401.621.6209   www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Providence, Rhode Island
February 4, 2010

BROWN, LISLE/CUMMINGS, INC.

AGREED UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

December 31, 2009



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payment (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Brown, Lisle/Cummings, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Brown, Lisle/Cummings, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brown, Lisle/Cummings, Inc.'s management is responsible for the Brown, Lisle/Cummings, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries, noting no differences. The assessment payment in Form SIPC-7T was traced to the Brown, Lisle/Cummings, Inc.'s cash disbursement records. In addition the disbursement was traced to the Brown, Lisle/Cummings, Inc.'s bank statement, providing evidence that the checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. No adjustments were reported in Form SIPC-7T. As such there were no procedures to be performed surrounding the adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related client schedules, noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7T. As such, there were no procedures performed on the overpayment.

40 Westminster Street, Suite 600   Providence, RI 02903   P: 401.621.6200   F: 401.621.6209   www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 4, 2010